                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                    Sunrise International Leasing Corporation
                    -----------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   86769K-10-5
                                   -----------
                                 (CUSIP Number)

                                  Peter J. King
                       c/o The King Management Corporation
                        5500 Wayzata Boulevard, Suite 750
                          Minneapolis, Minnesota 55416
                                 (612) 593-0051
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 31, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D
CUSIP No. 86769K-10-5
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON

         Peter J. King
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)   [   ]
         (b)   [ X ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         Not applicable.

--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
                                   4,383,303
                              --------------------------------------------------
NUMBER OF                     8)   SHARED VOTING POWER
SHARES BENEFICIALLY                -0-
OWNED BY EACH                 --------------------------------------------------
REPORTING PERSON              9)   SOLE DISPOSITIVE POWER
WITH                               1,834,482
                              --------------------------------------------------
                              10)  SHARED DISPOSITIVE POWER
                                   -0-

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,383,303

--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X ] Excludes shares held by other group members

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         58.0%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN

                                  SCHEDULE 13D

CUSIP No. 86769K-10-5
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON

         The King Management Corporation
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [   ]
         (b)      [ X ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         WC

--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Minnesota

--------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
                                   -0-
                              --------------------------------------------------
NUMBER OF                     8)   SHARED VOTING POWER
SHARES BENEFICIALLY                -0-
OWNED BY EACH                 --------------------------------------------------
REPORTING PERSON              9)   SOLE DISPOSITIVE POWER
WITH                               400,818
                              --------------------------------------------------
                              10)  SHARED DISPOSITIVE POWER
                                   -0-

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         400,818

--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X ] Excludes shares held by other group members

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.0%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D
CUSIP No. 86769K-10-5
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON

         Stephen D. Higgins
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)   [   ]
         (b)   [ X ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS
         Not applicable.

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)  [ ]

--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
                                   340,358
                              --------------------------------------------------
NUMBER OF                     8)   SHARED VOTING POWER
SHARES BENEFICIALLY                -0-
OWNED BY EACH                 --------------------------------------------------
REPORTING PERSON              9)   SOLE DISPOSITIVE POWER
WITH                               2,889,179
                              --------------------------------------------------
                              10)  SHARED DISPOSITIVE POWER
                                   -0-

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,889,179

--------------------------------------------------------------------------------
12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X ] Excludes shares held by other group members

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
         IN

                                  SCHEDULE 13D

         This Amendment No. 2 to Schedule 13D hereby amends and supplements a
Schedule 13D dated March 2, 1999 (the "Original Statement"), as amended by Amendment No. 1 dated September 8, 1999 ("Amendment No. 1"), filed by and on behalf of Peter J. King, The King Management Corporation ("King Management") and Stephen D. Higgins, individually and as trustee under each of the William B. King Stock Trust UA dated November 21, 1989 for the benefit of William B. King (the "WBK Trust") and Russell S. King Stock Trust UA dated November 11, 1989 for the benefit of Russell S. King (the "RSK Trust"), with respect to the common stock, par value $.01 per share (the "Common Stock") of Sunrise International Leasing Corporation, a Delaware corporation ("Sunrise"). Mr. King, King Management and Mr. Higgins are sometimes collectively referred to herein as the "Reporting Persons."

         Except as set forth below, there are no changes to the information in the Original Statement, as amended by Amendment No. 1. All terms used, but not defined, in this Amendment No. 2 are as defined in the Original Statement. The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is supplemented in the following manner:

         On January 31, 2000, King Management entered into an agreement and plan of merger (the "Merger Agreement") with Sunrise pursuant to which, on the terms and subject to the conditions set forth therein, Sunrise will be merged with and into King Management (the "Merger"), with King Management being the surviving corporation. In connection with the transactions contemplated by the Merger Agreement, the Reporting Persons and all of the shareholders of King Management will reorganize their common stock ownership of Sunrise and King Management in order to (i) create a new holding company (the "Parent") to hold all of the outstanding common stock of King Management, and (ii) in the case of all of the stockholders of Sunrise (other than King Management), eliminate their Sunrise Common Stock ownership and options to acquire shares of Sunrise Common Stock (the "Reorganization"). The Reorganization and the Merger are more fully described in "Item 4. Purpose of Transaction."

         Upon completion of the formation of Parent as described in "Item 4. Purpose of Transaction," Parent will borrow approximately $16,000,000 under a credit facility or loan agreement (the "Financing"), and, following the closing of the Financing, Parent will contribute such funds to King Management in exchange for certain assets of King Management. King Management will use the funds received from Parent to consummate the transactions contemplated by the Merger Agreement, including the Merger, and to satisfy all other costs and expenses arising in connection therewith.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is supplemented in the following manner:

         On January 31, 2000, King Management entered into the Merger Agreement with Sunrise, pursuant to which, on the terms and subject to the conditions set forth therein, Sunrise will be merged with and into King Management, with King Management being the surviving corporation. As a result of the Merger, stockholders of Sunrise (other than King Management or any of its direct or indirect subsidiaries) will receive $5.25 in cash per share of Sunrise Common Stock (the "Merger Consideration"). The Merger is subject to certain terms and conditions, including (i) approval and adoption of the Merger Agreement by the stockholders of Sunrise; and (ii) the completion of the Financing.

         In connection with the Merger Agreement, the Reporting Persons entered into an Agreement to Facilitate Merger pursuant to which they agreed to vote all of their shares of Sunrise Common Stock in favor of the Merger Agreement and against any proposal which would in any manner impede, prevent or nullify the Merger or the Merger Agreement. In addition, the Reporting Persons agreed that between the date of the Merger Agreement and the effective time of the Merger (the "Reorganization Period"), the Reporting Persons will perform, or take all actions necessary to ensure the performance of, the following actions in order to consummate the Reorganization:

         - The Reporting Persons will form Parent as a new Minnesota corporation.

         - Following the completion of the formation of Parent, the Reporting Persons (other than King Management) and other shareholders of King Management will contribute all of their outstanding shares of common stock of King Management (the "KM Common Stock") owned by such shareholders to Parent in exchange for an equal number of shares of Parent common stock. As a result of this exchange, all of the outstanding shares of common stock of King Management will be owned one hundred percent (100%) by Parent, such that King Management will become a wholly-owned subsidiary of Parent.

         - Simultaneously with the completion of the formation of Parent, the Reporting Persons (other than King Management) will contribute all of their outstanding shares of Sunrise Common Stock owned by such Reporting Persons to Parent in exchange for shares of Parent common stock. The number of shares of Parent common stock issued to the Reporting Persons in exchange for their respective contributions of shares of Sunrise Common Stock will be based on the relative values of the shares of Sunrise Common Stock and Parent common stock at that time, as determined in good faith by the Board of Directors of Parent. Thereafter, Parent will contribute all of the shares of Sunrise Common Stock received from the Reporting Persons to King Management in exchange for a number of shares of KM Common Stock.

         - Any outstanding vested options to purchase shares of Sunrise Common Stock granted under Sunrise's 1991 Stock Option Plan (the "Option Plan") and held by any of the Reporting Persons at the Effective Time of the Merger will be cancelled upon the effective time of the Merger as provided in the Merger Agreement, and the Reporting Persons (and any other holder of such vested options) will be entitled to receive, in cancellation and settlement thereof, a cash payment (less any applicable withholding taxes) in the aggregate amount equal to the product of (i) the number of shares of Sunrise Common Stock into which such option would have been exercisable at the effective time of the Merger if such option had not been cancelled and (ii) the excess, if any, of the Merger Consideration over the exercise price per share for the shares of Sunrise Common Stock subject to such option as expressly stated in the applicable stock option agreement or other agreement.

         - Any outstanding vested options to purchase shares of Sunrise Common Stock that were not granted under the Option Plan (the "Non-Plan Options") and are held by any of the Reporting Persons at the effective time of the Merger will be cancelled upon the effective time of the Merger as provided in the Merger Agreement, and the Reporting Persons will be entitled to receive, in cancellation and settlement thereof, options to purchase shares of Parent common stock (the "Parent Options") under the same terms and conditions as the Non-Plan Options. The number of shares of Parent common stock and the exercise price per share for each Parent Option will be determined based on the relative values of the shares of Sunrise Common Stock and Parent Common Stock at the effective time of the Merger, as determined in good faith by the Board of Directors of Parent.

         - As a result of the actions described in the foregoing three paragraphs, the Reporting Persons at the effective time of the Merger will have no share ownership, or right to receive any shares of capital stock, of Sunrise, and will therefore have no right to receive any Merger Consideration paid pursuant to the terms of the Merger Agreement.

         - The Reporting Person irrevocably appointed Mr. King, during the Reorganization Period, as proxy for and on behalf of the Reporting Persons to perform the actions contemplated by the Agreement to Facilitate.

         Under the terms of the Agreement to Facilitate Merger, the Reporting Persons agreed, except as otherwise provided above, not to make any sales, gifts, transfers, pledges, or other dispositions of Sunrise Common Stock (including any shares of Sunrise Common Stock issued upon the exercise of options) or KM Common Stock, deposit any Sunrise Common Stock (including any shares of Sunrise Common Stock issued upon the exercise of options) or KM Common Stock into a voting trust or enter into any voting agreement or arrangement with respect thereto, or enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition, sale, assignment transfer or other disposition of Sunrise Common Stock (including any shares of Sunrise Common Stock issued upon the exercise of options) or KM Common Stock, without first making any such transferee, assignee or pledgee fully aware of the obligations under the Agreement to Facilitate Merger and obtaining such transferee's or pledgee's written agreement to comply with the terms of the Agreement to Facilitate.

         At the effective time of the Merger, the articles of incorporation of King Management, as in effect immediately prior to the effective time of the Merger, will be the articles of incorporation of King Management, as the surviving corporation, after the Merger until thereafter amended in accordance with applicable law and the provisions of such articles of incorporation. The directors and officers of King Management immediately prior to the effective time of the Merger will be the directors and officers of King Management, as the surviving corporation, after the Merger or until their respective successors are elected or appointed and qualified.

         In the event the Merger is consummated, the Reporting Persons expect that shortly thereafter, the registration of Sunrise's Common Stock under the Securities Exchange Act of 1934, as amended, will be terminated and will cease to be reported on the Nasdaq National Market. In addition, the Reporting Persons expect that at the effective time of the Merger the composition of the board of directors of Sunrise will change. However, the Reporting Persons are not certain at this time who will serve as members of the board of directors of Sunrise after the Merger.

         The foregoing summaries of the Merger Agreement and the Agreement to Facilitate Merger are qualified in their entirety by reference to a copy of (i) the Merger Agreement incorporated by reference as Exhibit 1 to this Amendment No. 2 to Schedule 13D and incorporated herein in its entirety by reference, and
(ii) the Agreement to Facilitate Merger incorporated by reference as Exhibit 2 to this Amendment No. 2 to Schedule 13D and incorporated herein in its entirety by reference.

         Except as otherwise provided in this Item 4 and other than as to matters that Mr. King, as Chief Executive Officer and Chairman of the Board of Sunrise, may consider and discuss with other Sunrise officers and board members from time to time, none of the Reporting Persons have any present plans or proposals which relate to or would result in:

         - the acquisition by any person of additional securities of Sunrise or the disposition of securities of Sunrise;

         - an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Sunrise;

         -        a sale or transfer of a material amount of assets of Sunrise;

         - any change in the present board of directors or management of Sunrise, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         - any material change in the present capitalization or dividend policy of Sunrise;

         - any other material change in Sunrise's business or corporate structure;

         - changes in Sunrise's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Sunrise by any person;

         - causing a class of securities of Sunrise to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         - a class of equity securities of Sunrise becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         -        any action similar to any of those listed above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is supplemented in the following manner:

     (a) As of January 31, 2000, each of the Reporting Persons beneficially owned the following amounts of Common Stock (the percentages shown are based upon 6,636,253 shares outstanding, as set forth in the Merger Agreement):

         1. Peter J. King beneficially owned 4,383,303 shares (58.0% of the Common Stock). Mr. King has sole voting power with respect to 4,383,303 shares and sole dispositive power with respect to 1,834,482 shares. Pursuant to the Voting Trust Agreement dated as of May 27, 1998 among Mr. King, King Management, the WBK Trust, the RSK Trust and the 1996 Grantor Retained Annuity Trust for the benefit of Peter J. King (the "Voting Trust Agreement"), Mr. King has sole voting power with respect to an aggregate of 3,466,797 shares of Common Stock, the voting trust certificates of which are currently held by Mr. King, King Management, the WBK Trust and the RSK Trust. Also included within the 4,383,303 shares of Common Stock of which Mr. King has sole voting power are: (a) 400,818 shares of Common Stock held by King Management pursuant to the Voting Trust Agreement; and (b) an aggregate of 916,506 shares of Common Stock issuable pursuant to outstanding options held by Mr. King that are fully exercisable.

         Mr. King has sole dispositive power with respect to 1,834,482 shares of Common Stock. The 1,834,482 shares of Common Stock include: (a) an aggregate of 400,818 shares of Common Stock held by King Management, of which Mr. King is Chief Executive Officer, Chairman of the Board of Directors and a principal shareholder, (b) 517,158 shares of Common Stock held by Mr. King individually;
(c) 541,506 shares of Common Stock issuable pursuant to an outstanding option that was granted to Mr. King by Sunrise on June 18, 1997 and is fully exercisable; (d) 250,000 shares of Common Stock issuable pursuant to an outstanding option that was granted to Mr. King by Sunrise effective as of June 23, 1998 and is fully exercisable; and (e) 125,000 shares of Common Stock issuable pursuant to an option to purchase 400,000 shares of Common Stock that was granted by Sunrise to Mr. King effective on June 23, 1998 and is exercisable as follows: (i) 125,000 shares will become immediately exercisable if the closing price of the Company's Common Stock, as reflected by the Nasdaq National Market System, averages $5.00 for ten consecutive business days; (ii)125,000 shares will become immediately exercisable if the closing price of the Company's Common Stock averages $6.00 for ten consecutive business days; and (iii) 150,000 shares will become immediately exercisable if the closing price of the Company's Common Stock averages $7.00 for ten consecutive days. If none of the foregoing events occurs and if the Merger is not completed, this option will become immediately exercisable on June 23, 2004.

         2. Stephen D. Higgins beneficially owned 2,889,179 shares (43.5% of the Common Stock). Mr. Higgins has sole voting power with respect to 340,358 shares and sole dispositive power with respect to 2,889,179 shares. Mr. Higgins owns 5,029 shares of Common Stock directly (less than 1% of the Common Stock), and has the sole power to vote and dispose of such shares. In addition, Mr. Higgins is the co-trustee of each of the RSK Trust and the WBK Trust, which collectively own 2,884,150 shares of Common Stock (43.5% of the Common Stock). Of these shares, 1,262,382 shares of Common Stock (19.0% of the Common Stock) are held by the RSK Trust, and 1,621,768 shares of Common Stock (24.4% of the Common Stock) are held by the WBK Trust. Mr. Higgins has the sole power to dispose of all shares of Common Stock held by the WBK Trust and the RSK Trust in his capacity as co-trustee of each trust. Each of the WBK Trust and the RSK Trust are irrevocable trusts. The WBK Trust is for the benefit of William B. King, the son of Peter J. King. William
B. King and Mr. Higgins are co-trustees of the WBK Trust. Mr. William B. King has delegated all of his power to vote and dispose of the shares of Common Stock of Sunrise held in the WBK Trust to Mr. Higgins. The RSK Trust is for the benefit of Russell S. King, the son of Peter J. King. Russell S. King and Mr. Higgins are co-trustees of the RSK Trust. Mr. Russell S. King has delegated all of his power to vote and dispose of the shares of Common Stock of Sunrise held in the RSK Trust to Mr. Higgins. Pursuant to the Voting Trust Agreement, Mr. Higgins delegated all of his power to vote the shares of Common Stock held by the RSK Trust and 1,286,439 shares of Common Stock held by the WBK Trust to Peter King. Mr. Higgins retains sole voting power with respect to the 335,329 shares of Common Stock held by the WBK Trust which were not deposited into the voting trust.

         3. King Management beneficially owned 400,818 shares (6.0% of the Common Stock). King Management does not have any voting power with respect to the 400,818 shares, and has sole dispositive power with respect to 400,818 shares. Pursuant to the Voting Trust Agreement, Mr. King has sole voting power with respect to, among other shares, 400,818 shares of Common Stock, the voting trust certificates of which are currently held by King Management.

         4. The Reporting Persons beneficially owned an aggregate of 4,723,661 shares (62.5% of the Common Stock). Mr. King, King Management, the WBK Trust and the RSK Trust beneficially owned an aggregate of 4,718,632 shares (62.5% of the Common Stock).

     (b) See Item 5(a) above. Except as otherwise provided in this Item, each of the Reporting Persons disclaims beneficial ownership in the shares owned by the other Reporting Persons.

     (c) None of the Reporting Persons has effected any transactions in the Common Stock of Sunrise during the past 60 days or since the filing of Amendment No. 1. However, on September 30, 1999, Sunrise repurchased 630,000 shares of Common Stock for a total cost of $2,884,000 pursuant to an exercise of an option held by Sunrise to purchase shares from King Management at an exercise price equal to the cost King Management purchased such Common Stock plus interest (the "Sunrise Option"). King Management originally purchased the 630,000 shares of Common Stock on behalf of Sunrise, subject to the Sunrise Option. The foregoing summary of the Sunrise Option is qualified in its entirety by reference to a copy of the Sunrise Option attached hereto as Exhibit 3 to this Amendment No. 2 to Schedule 13D and incorporated herein in its entirety by reference.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is supplemented in the following manner:

         As described under "Item 4. Purpose of Transaction," on January 31, 2000, King Management and Sunrise entered into the Merger Agreement pursuant to which Sunrise will merge with and into King Management, with King Management being the surviving corporation.

         As described under "Item 4. Purpose of Transaction," on January 31, 2000, the Reporting Persons and all of the shareholders of King Management entered into an Agreement to Facilitate Merger pursuant to which such shareholders agreed to vote their Sunrise Common Stock for the Merger Agreement and the Merger, and to take certain actions to reorganize their stock ownership in Sunrise and King Management.

         As described under "Item 5. Interest in Securities of the Issuer," on September 30, 1999, Sunrise exercised an option to purchase 630,000 shares of Common Stock held by King Management pursuant to the Sunrise Option.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is supplemented in the following manner:

         Exhibit 1 Agreement and Plan of Merger dated as of January 31, 2000 between The King Management Corporation and Sunrise International Leasing Corporation (incorporated by reference to Exhibit 2.1 contained in the Sunrise International Leasing Corporation's Form 8-K filed February 3, 2000 (File No. 0-19516)).

         Exhibit 2 Agreement to Facilitate Merger, dated January 31, 2000, by and among The King Management Corporation, Peter J. King, Stephen D. Higgins, as trustee under each of the William B. King Stock Trust UA Dated November 21, 1989 FBO William B. King and the Russell
                           S. King Stock Trust UA Dated November 11, 1989 FBO Russell S. King, and Stephen D. Higgins, as sole trustee under each of the Separate Trust FBO William
                           B. King UA Dated April 28, 1995, the Separate Trust FBO Russell S. King UA Dated April 28, 1995, the GST Trust FBO William B. King UA Dated April 28, 1995 and the GST Trust FBO Russell S. King UA Dated April 28, 1995 (incorporated by reference to Exhibit 2.2 contained in the Sunrise International Leasing Corporation's Form 8-K filed February 3, 2000 (File No. 0-19516)).

         Exhibit 3 Letter dated February 24, 1999 from Sunrise International Leasing Corporation to The King Management Corporation described Sunrise's option to purchase 630,000 shares of Sunrise Common Stock from King Management (filed herewith).

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2000                                   /s/ Peter J. King
                                              ----------------------------------
                                              Peter J. King

                                              THE KING MANAGEMENT CORPORATION

                                              By:  /s/ Peter J. King
                                                 -------------------------------
                                                       Peter J. King
                                                       Chief Executive Officer


                                              /s/ Stephen D. Higgins
                                              ----------------------------------
                                              Stephen D. Higgins

                                  EXHIBIT INDEX


 Exhibit                             Description                                       Method of Filing
 -------                             -----------                                       ----------------
   No.
   ---
   1      Agreement and Plan of Merger dated as of                              Incorporated by reference to Exhibit
          January 31, 2000 between The King Management Corporation and          2.1 contained in the Sunrise
          Sunrise International Leasing Corporation.                            International Leasing Corporation's
                                                                                Form 8-K filed February 3, 2000 (File
                                                                                No. 0-19516).

   2      Agreement to Facilitate Merger, dated January 31, 2000, by            Incorporated by reference to Exhibit
          and among The King Management Corporation, Peter J. King,             2.2 contained in the Sunrise
          Stephen D. Higgins, as trustee under each of the William B.           International Leasing Corporation's
          King Stock Trust UA Dated November 21, 1989 FBO William B.            Form 8-K filed February 3, 2000
          King and the Russell S. King Stock Trust UA Dated November            (File No. 0-19516).
          11, 1989 FBO Russell S. King, and Stephen D. Higgins, as sole trustee under each of the Separate Trust FBO William B. King UA
          Dated April 28, 1995, the Separate Trust FBO Russell S. King UA
          Dated April 28, 1995, the GST Trust FBO William B. King UA Dated
          April 28, 1995 and the GST Trust FBO Russell S. King UA Dated
          April 28, 1995.

   3      Letter dated February 24, 1999 from Sunrise International             Filed herewith electronically
          Leasing Corporation to The King Management Corporation
          described Sunrise's option to purchase 630,000 shares of Sunrise
          Common Stock from King Management (filed herewith).


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